EXHIBIT 99.4

PRIME GLOBAL CAPITAL CORPORATION

PRE-APPROVAL PROCESS OF ENGAGEMENTS FOR AUDIT AND NON-AUDIT SERVICES BY THE PRIMARY EXTERNAL AUDITOR

I.          Background

Section 201 of the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits certain activities by the external auditor of the Company which is charged with performing the audit of the Company’s financial statements for the purpose of expressing an opinion thereon (the “primary external auditor”).  Prohibited activities include the following:

1.	Bookkeeping or other services related to the accounting records or financial statements of the Company;
2.	Financial information systems design and implementation;
3.	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
4.	Actuarial services;
5.	Internal audit outsourcing services;
6.	Management functions or human resources;
7.	Broker or dealer, investment adviser, or investment banking services;
8.	Legal services, and expert services unrelated to the audit;
9.	Services provided for a contingent fee or commission;
10.	Services related to marketing, planning or opining in favor of the tax treatment of (i) a confidential transaction, or (ii) an aggressive tax position transaction that was initially recommended, directly or indirectly, by the primary external auditor; and
11.	Any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

Sections 201 and 202 of the Act provide that the primary external auditor may engage in any non-audit service for the Company only if the activity is approved in advance by the Audit/Finance Committee.  Additionally, Section 202 of the Act requires that all audit, audit-related and non-audit services provided by the primary external auditor be approved in advance by the Audit/Finance Committee.

II.        Purpose

The purpose of this document is to outline the Audit/Finance Committee’s pre-approval process for engagements for audit, audit-related and non-audit services by the Company’s primary external auditor.

III.       Pre-approval Process

A.        Audit Services

1.	All audit services to be performed by the primary external auditor will be performed pursuant to a written engagement letter which outlines the scope and nature of the services and the fees to be paid for such services.
2.	With respect to the annual audit of the Company’s financial statements by the primary external auditor, the Audit/Finance Committee shall pre-approve the selection of the primary external auditor and shall pre-approve the form of engagement letter relating to such engagement and all audit services contemplated thereby. In the event additional audit services are to be performed by the primary external auditor which are outside the scope of the initial engagement letter, an addendum to the engagement letter describing the additional services shall be submitted to the Audit/Finance Committee for pre-approval.

B.        Audit-Related Services

1.	Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the independent auditor. Because the Audit/Finance Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the Securities and Exchange Commission’s rules on auditor independence, the Audit/Finance Committee may grant pre-approval of specific audit-related services at the time of approving the engagement of the primary external auditor as contemplated by Section A above. Audit-related services include, among others, accounting consultations related to accounting, financial reporting or disclosure matters not classified as “audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
2.	A list of specific audit-related services that have been pre-approved by the Audit/Finance Committee at the time of the engagement of the primary external auditor will be attached to the primary external auditor’s engagement letter. All other audit-related services not so listed must be specifically approved by the Audit/Finance Committee.

C.        Non-Audit Services

1.	In connection with any proposed engagement for non-audit services, the scope, nature and anticipated fees for such services shall be agreed upon by management and the external auditor, who then shall then obtain the verbal consent of the Chairman of the Audit/Finance Committee to proceed with the proposed engagement. Engagement letters for non-audit services may be signed either by Company’s Chief Financial Officer (“CFO”) or any Company employee designated by the CFO, or by the Chairman of the Audit/Finance Committee.
2.	All engagements for non-audit services by the primary external auditor which are approved by the Audit/Finance Committee shall be disclosed to investors in periodic reports as may be required the Securities Exchange Act of 1934.
3.	The requirement for pre-approval by the Audit/Finance Committee of an engagement for non-audit services by the Company’s primary external auditor shall be waived if each of the following conditions are satisfied:
a.	The aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its primary external auditor during the fiscal year in which the non-audit services are provided;
b.	Such services were not recognized by the Company at the time of the engagement to be non-audit services[1]; and
c.	Such services are promptly brought to the attention of the Audit/Finance Committee and approved pursuant to the procedures under paragraph 2 above.

D.        Delegation of Authority

1.	The Audit/Finance Committee Chairman may approve any engagements listed above on behalf of the full committee provided that such engagements are reported to the full committee.